Greenside House, 50 Station Road, Wood Green, London N22 7TP
Telephone: 020 8918 3600

1st May 2008

SEC No. 82-34679

Office of International Corporate Finance
Division of Corporation Finance
United States Securities & Exchange Commission
100 F Street NE
Mail Stop 3628
Washington DC 20549-2001
USA

Dear Sirs

Please find enclosed the following information submitted by William Hill PLC in reliance on Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended:

- UK Listing Authority announcements as follows:

April 2nd; 3rd; 7th; 15th; 18th; 22nd; 22nd; 24th; 30th

This letter and the information furnished herewith are provided with the understanding that they will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended. Neither this letter nor the information furnished herewith shall constitute an admission for any purpose that the Company is subject to that Act.

Yours faithfully

Dennis Read
Deputy Company Secretary

Encs.

From:	William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent:	02 April 2008 11:49
To:	Sue Adler
Subject:	Hemscott News Alert - William Hill PLC

William Hill PLC - Re Joint Venture

RNS Number:4143R
William Hill PLC
02 April 2008

2 April 2008

WILLIAM HILL AWARDED FIRST MADRID SPORTS BETTING LICENCE

William Hill PLC today announces that the Madrid Autonomous Region in Spain has awarded a sports betting licence to Victoria Apuestas SA (Victoria), a joint venture between the William Hill group and Codere SA.

Victoria is the first company in Madrid to be authorised to open a sports betting operation since the region legislated to allow sports betting. Victoria expects to begin operating within the next few days, initially from the largest bingo hall in Madrid, the Canoe. It plans to secure 70 points of sale in the Madrid area during the course of 2008.

Each joint venture partner has initially invested Euro10million.

Last October Victoria, through its subsidiary, Victoria Garaipen Apustak SL also obtained one of three licences issued in the Basque region.

Ralph Topping, CEO of William Hill, commented, 'Our development into Spain, in partnership with Codere, offers a natural expansion of our business and an opportunity to utilise our expertise in sports betting within new markets.'

Enquiries

Ralph Topping, Chief Executive	Tel: 020 8918 3910
Ian Spearing, Group Director, Corporate Strategy and Business Development	Tel: 020 8918 3937
Deborah Spencer, Brunswick	Tel: 020 7404 5959

Notes to Editors

Founded in 1934, William Hill is one of the leading providers of fixed odds bookmaking services, offering odds and taking bets on a wide range of sporting and other events, as well as offering gaming machines in licensed betting offices and operating online casino, poker and fames sites as well as two greyhound stadia.

It is a market leader in all major betting channels in the UK with an established

international presence through its online business.

END
JVEFKBKQDBKDPQK

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 03 April 2008 12:23
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Annual Report and Accounts

RNS Number:5441R
William Hill PLC
03 April 2008

3rd April 2008

William Hill PLC
Shareholder Documentation

Copies of the following documents have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's document viewing facility, which is situated at:

Financial Services Authority
25 The North Colonnade
London
E14 5HS

- Annual Report & Accounts 2007

- Notice of Annual General Meeting 2008

The Annual General Meeting will be held at 11.00 a.m. on Thursday, 15 May 2008 at the Cavendish Conference Centre, 22 Duchess Mews, London, W1G 9DT.

END
ACSFKNKDBBKDAQK

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 07 April 2008 15:20
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:7921R
William Hill PLC
07 April 2008

The following notification was received on 4 April 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

7 April 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ( )

An event changing the breakdown of voting rights: ( )

Other (please specify) : ( )

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

2 April 2008

6. Date on which issuer notified:

4 April 2008

7. Threshold(s) that is/are crossed or reached:

6%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896		Below 3%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		21,694,074	46,082	6.25%	0.01%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
21,740,156	6.26%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 41,106 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 21,694,074 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 4,976 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:

shareholderdisclosures@gs.com

14. Contact name:

Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

END
HOLMGGGDKNDGRZM

Sue Adler

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 15 April 2008 17:43
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Statement re Treasury Shares

RNS Number:4232S
William Hill PLC
15 April 2008

15 April 2008

William Hill PLC

LR12.6.4 - Notification of Transfer of Shares out of Treasury

William Hill PLC (the Company) announces that on 14 April 2008, 2,323 ordinary shares held by the Company in treasury (treasury shares) were transferred to employees of the Company in satisfaction of their options under the Company's Savings Related Share Option Plan 2002. The exercise price of shares under option is between 180 pence and 494 pence.

Following the above transfer of shares out of treasury, the Company has a total of 347,332,092 ordinary shares in issue, in addition 6,386,667 ordinary shares are held in treasury.

Enquiries:

Dennis Read   Deputy Company Secretary
                     020 8918 3723

This information is provided by RNS
The company news service from the London Stock Exchange

END
STRILFVDSAIELIT

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 18 April 2008 13:41
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Notice of Interim Mgt Stmnt

RNS Number:6702S
William Hill PLC
18 April 2008

Friday 18th April 2008

WILLIAM HILL PLC

NOTIFICATION OF INTERIM MANAGEMENT STATEMENT

William Hill PLC (the 'Group') announces that it will issue an interim management statement on 24th April 2008.

Enquiries:

Ralph Topping, Chief Executive Officer	Tel: 020 8918 3910
Simon Lane, Group Finance Director	Tel: 020 8918 3942
Nilay Patel, Corporate Finance Manager	Tel: 020 8918 3736
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

END
STRILFVVSVITLIT

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 22 April 2008 11:41
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Annual Information Update

RNS Number:8474S
William Hill PLC
22 April 2008

22 April 2008

WILLIAM HILL PLC

Annual Information Update for the 12 months up to and including

22 April 2008

In accordance with Prospectus Rule 5.2 the following summarises the information published, or made available to the public, over the twelve months ended 22 April 2008.

1. RNS Announcements

The following UK regulatory announcements have been made via RNS a Regulatory Information Service and can be obtained from the London Stock Exchange website, www.londonstockexchange.com or the Company's website at www.williamhillplc.co.uk

Date	Announcement
18/04/2008	William Hill PLC - Notice of Interim Management Statement
15/04/2008	William Hill PLC - Statement re Treasury Shares
07/04/2008	William Hill PLC - Holding(s) in Company
03/04/2008	William Hill PLC - Annual Report and Accounts
02/04/2008	William Hill PLC - Re Joint Venture
05/03/2008	William Hill PLC - Director/PDMR Shareholding
03/03/2008	William Hill PLC - Director/PDMR Shareholding
29/02/2008	William Hill PLC - Total Voting Rights
27/02/2008	William Hill PLC - Statement re Treasury Shares
27/02/2008	William Hill PLC - Preliminary Results
22/02/2008	William Hill PLC - Holding(s) in Company
21/02/2008	William Hill PLC - Directorate Change
31/01/2008	William Hill PLC - Total Voting Rights
31/01/2008	William Hill PLC - Statement re Treasury Shares
30/01/2008	William Hill PLC - Holding(s) in Company
28/01/2008	William Hill PLC - Holding(s) in Company
24/01/2008	William Hill PLC - Holding(s) in Company
23/01/2008	William Hill PLC - Holding(s) in Company
23/01/2008	William Hill PLC - Holding(s) in Company
16/01/2008	William Hill PLC - Holding(s) in Company
16/01/2008	William Hill PLC - Statement re Treasury Shares
15/01/2008	William Hill PLC - Holding(s) in Company
14/01/2008	Alphameric PLC - Contract
14/01/2008	William Hill PLC - Turf TV
10/01/2008	William Hill PLC - Trading Statement
07/01/2008	William Hill PLC - Statement re Treasury Shares
07/01/2008	William Hill PLC - Holding(s) in Company
31/12/2007	William Hill PLC - Total Voting Rights

21/12/2007	William Hill PLC - Statement re Trading Update
21/12/2007	William Hill PLC - Transaction in Own Shares
19/12/2007	William Hill PLC - Statement re Treasury Shares
18/12/2007	William Hill PLC - Transaction in Own Shares
12/12/2007	William Hill PLC - Holding(s) in Company
07/12/2007	William Hill PLC - Holding(s) in Company
07/12/2007	William Hill PLC - Holding(s) in Company
05/12/2007	William Hill PLC - Statement re Treasury Shares
05/12/2007	William Hill PLC - Transaction in Own Shares
04/12/2007	William Hill PLC - Transaction in Own Shares
03/12/2007	William Hill PLC - Transaction in Own Shares
30/11/2007	William Hill PLC - Total Voting Rights
30/11/2007	William Hill PLC - Transaction in Own Shares
29/11/2007	William Hill PLC - Transaction in Own Shares
27/11/2007	William Hill PLC - Holding(s) in Company
27/11/2007	William Hill PLC - Transaction in Own Shares
26/11/2007	William Hill PLC - Transaction in Own Shares
23/11/2007	William Hill PLC - Transaction in Own Shares
22/11/2007	William Hill PLC - Holding(s) in Company
21/11/2007	William Hill PLC - Statement re Treasury Shares
20/11/2007	William Hill PLC - Transaction in Own Shares
19/11/2007	William Hill PLC - Transaction in Own Shares
16/11/2007	William Hill PLC - Transaction in Own Shares
14/11/2007	William Hill PLC - Transaction in Own Shares
13/11/2007	William Hill PLC - Transaction in Own Shares
12/11/2007	William Hill PLC - Holding(s) in Company
09/11/2007	William Hill PLC - Transaction in Own Shares
07/11/2007	William Hill PLC - Statement re Treasury Shares
07/11/2007	William Hill PLC - Transaction in Own Shares
06/11/2007	William Hill PLC - Transaction in Own Shares
02/11/2007	William Hill PLC - Transaction in Own Shares
31/10/2007	William Hill PLC - Total Voting Rights
31/10/2007	William Hill PLC - Holding(s) in Company
30/10/2007	William Hill PLC - Holding(s) in Company
30/10/2007	William Hill PLC - Transaction in Own Shares
26/10/2007	William Hill PLC - Statement re Treasury Shares
26/10/2007	William Hill PLC - Transaction in Own Shares
24/10/2007	William Hill PLC - Statement re Treasury Shares
24/10/2007	William Hill PLC - Transaction in Own Shares
23/10/2007	William Hill PLC - Transaction in Own Shares
22/10/2007	William Hill PLC - Transaction in Own Shares
19/10/2007	William Hill PLC - Transaction in Own Shares
18/10/2007	William Hill PLC - Transaction in Own Shares
17/10/2007	William Hill PLC - Holding(s) in Company
17/10/2007	William Hill PLC - Transaction in Own Shares
16/10/2007	William Hill PLC - Transaction in Own Shares
15/10/2007	William Hill PLC - Transaction in Own Shares
10/10/2007	William Hill PLC - Statement re Treasury Shares
02/10/2007	William Hill PLC - Transaction in Own Shares
02/10/2007	William Hill PLC - Transaction in Own Shares
28/09/2007	William Hill PLC - Total Voting Rights
28/09/2007	William Hill PLC - Statement re Treasury Shares
26/09/2007	William Hill PLC - Statement re Treasury Shares
25/09/2007	William Hill PLC - CEO - Interim Arrangements
24/09/2007	William Hill PLC - Holding(s) in Company
19/09/2007	William Hill PLC - Statement re Treasury Shares
19/09/2007	William Hill PLC - Transaction in Own Shares
18/09/2007	William Hill PLC - Transaction in Own Shares
12/09/2007	William Hill PLC - Statement re Treasury Shares
11/09/2007	William Hill PLC - Transaction in Own Shares
07/09/2007	William Hill PLC - Director/PDMR Shareholding
05/09/2007	William Hill PLC - Statement re Treasury Shares
03/09/2007	William Hill PLC - Director/PDMR Shareholding
31/08/2007	William Hill PLC - Total Voting Rights
31/08/2007	William Hill PLC - Transaction in Own Shares
29/08/2007	William Hill PLC - Director/PDMR Shareholding
29/08/2007	William Hill PLC - Statement re Treasury Shares
29/08/2007	William Hill PLC - Transaction in Own Shares
28/08/2007	William Hill PLC - Holding(s) in Company
22/08/2007	William Hill PLC - Statement re Treasury Shares
22/08/2007	William Hill PLC - Transaction in Own Shares

21/08/2007	William Hill PLC - Transaction in Own Shares
20/08/2007	William Hill PLC - Transaction in Own Shares
17/08/2007	William Hill PLC - Transaction in Own Shares
15/08/2007	William Hill PLC - Statement re Treasury Shares
15/08/2007	William Hill PLC - Transaction in Own Shares
14/08/2007	William Hill PLC - Director/PDMR Shareholding
10/08/2007	William Hill PLC - Transaction in Own Shares
08/08/2007	William Hill PLC - Director/PDMR Shareholding
08/08/2007	William Hill PLC - Statement re Treasury Shares
07/08/2007	William Hill PLC - Holding(s) in Company
07/08/2007	William Hill PLC - Transaction in Own Shares
06/08/2007	William Hill PLC - Transaction in Own Shares
02/08/2007	William Hill PLC - Statement re Treasury Shares
02/08/2007	William Hill PLC - Director/PDMR Shareholding
02/08/2007	William Hill PLC - Interim Results
01/08/2007	William Hill PLC - Statement re Treasury Shares
05/07/2007	William Hill PLC - Holding(s) in Company
02/07/2007	William Hill PLC - Total Voting Rights
02/07/2007	William Hill PLC - Statement re Treasury Shares
02/07/2007	William Hill PLC - Trading Statement
25/06/2007	William Hill PLC - Statement re Treasury Shares
25/06/2007	William Hill PLC - Directorate Change
22/06/2007	William Hill PLC - Reduction of Capital
31/05/2007	William Hill PLC - Total Voting Rights
25/05/2007	William Hill PLC - Statement re Treasury Shares
17/05/2007	William Hill PLC - Result of AGM
17/05/2007	William Hill PLC - Trading Statement
11/05/2007	William Hill PLC - Holding(s) in Company
10/05/2007	William Hill PLC - Exec Bonus Matching Scheme
02/05/2007	William Hill PLC - Annual Information Update
02/05/2007	William Hill PLC - Board Appointments

2. Documents Filed at Companies House

The documents listed below were filed with the Registrar of Companies at Companies House and can be obtained from Companies House, Crown Way, Cardiff C14 3UZ. They are also available (as dated below) through Companies House direct at www.direct.companieshouse.gov.uk.

25 January 2008	Form 169	Purchase of own shares
18 December 2007	Form 169	Purchase of own shares
6 December 2007	Form 169	Purchase of own shares
27 November 2007	Form 169	Purchase of own shares
13 November 2007	Form 169	Purchase of own shares
7 November 2007	Form 169	Purchase of own shares
24 October 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
17 October 2007	Form 288b	Resignation of a director
4 October 2007	Form 169	Purchase of own shares
27 September 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
28 August 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
30 July 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
25 July 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
25 June 2007	Form 288a	Appointment of new director
22 June 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
21 June 2007	Cert21	Reduction of share premium
21 June 2007	Res 13	Ordinary and Special Resolutions passed at AGM
20 June 2007	OC	Cancel Share prem account
19 June 2007	288a	Appointment of new director
12 June 2007	AA	Accounts for year ended 26 December 2006
6 June 2007	Form 169A(2)	Cancellation/sale of shares from Treasury
30 May 2007	Form 363A	Annual Return up to 8.5.07

3. Documents published and sent to shareholders or filed with the UKLA viewing facility at:

Financial Services Authority
The North Colonnade
Canary Wharf

London E14 5HS

03 April 2008	Annual Report and Accounts 2007
03 April 2008	Notice of Annual General Meeting 2008
17 May 2007	Resolutions passed at AGM 2007

Copies of the above documents can be obtained from the Company Secretary at:

Greenside House
50 Station Road
Wood Green
London N22 7TP

In accordance with Article 5.2.7 of the Prospectus Rules we confirm that, to the best of our knowledge, the information relating to the Company, as referred to above, is up to date at the date of this announcement, but it is acknowledged that such disclosures may, at any time, be out of date due to changing circumstances.

Enquiries:

Dennis Read — Deputy Company Secretary
020 8918 3723

END
AIUUUOARWWRSUAR

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 22 April 2008 11:46
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Holding(s) in Company

RNS Number:8486S
William Hill PLC
22 April 2008

The following notification was received on 21 April 2008 by William Hill PLC, relating to major interests in shares of William Hill PLC.

Dennis Read, Deputy Company Secretary

22 April 2008

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:

William Hill PLC

2. Reason for the notification

(please place an X inside the appropriate bracket/s):

An acquisition or disposal of voting rights: (X)

An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached: ()

An event changing the breakdown of voting rights: (   )

Other (please specify) :   ( )

3. Full name of person(s) subject to notification obligation:

The Goldman Sachs Group Inc

4. Full name of shareholder(s) (if different from 3) :

Goldman, Sachs & Co.,
Goldman Sachs International,
Goldman Sachs Asset Management, L.P.

5. Date of transaction (and date on which the threshold is crossed or reached if different):

17 April 2008

6. Date on which issuer notified:

21 April 2008

7. Threshold(s) that is/are crossed or reached:

7%

8. Notified Details:

A: Voting rights attached to shares

Class/type of shares if possible use ISIN CODE	Situation previous to the triggering transaction	
	Number of shares	Number of voting rights
GB0031698896	21,740,156	6.26%

Class/type of shares if possible use ISIN CODE	Resulting situation after the triggering transaction				
	Number of shares	Number of voting rights		% of voting rights	
		Direct	Indirect	Direct	Indirect
GB0031698896		24,576,562	45,082	7.08%	0.01%

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration date	Exercise/ conversion period/date	No. of voting rights that may be acquired (if the instrument exercised/ converted)	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
24,621,644	7.09%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable :

The interest in 41,106 shares arose from an interest held by Goldman, Sachs & Co., a wholly-owned direct subsidiary of GS Inc, acting as custodian for its customers. These shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited.

The interest in 24,576,562 shares arose from a beneficial interest held by Goldman Sachs International, a wholly-owned indirect subsidiary of GS Inc. These shares are, or will be, registered at CREST in account CREPTEMP.

The interest in 4,976 shares arose from the interest held by Goldman Sachs Asset Management, LP a wholly owned subsidiary of GS Inc acting as discretionary manager. We believe that some of these shares are, or will be, registered in the name of Goldman Sachs Securities (Nominees), Limited ('GSSN').

Proxy Voting:

10. Name of proxy holder:

N/A

11. Number of voting rights proxy holder will cease to hold:

N/A

12. Date on which proxy holder will cease to hold voting rights:

N/A

13. Additional information:

General email contact:
shareholderdisclosures@gs.com

14. Contact name:
Sean Rogers / Alan Cox

15. Contact telephone number:

0207 552 9205 / 0207 774 8774

This information is provided by RNS
The company news service from the London Stock Exchange

END
HOLDGGZDMZZGRZM

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 24 April 2008 07:07
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Interim Management Statement

RNS Number:9978S
William Hill PLC
24 April 2008

Thursday, 24th April 2008

WILLIAM HILL PLC
INTERIM MANAGEMENT STATEMENT

William Hill PLC (the 'Group') is today updating the market on trading for the 16 weeks ended 22nd April 2008 ('the period').

Financial performance

Total gross win increased by 5% in the period against strong prior year comparative numbers and represents a satisfactory performance in line with expectations.

Retail

Retail gross win grew by 7% driven by extended winter opening hours.

Over The Counter gross wins increased by 3% with sporting results generally being favourable over the period against strong comparables last year. The Cheltenham Festival delivered results in line with expectations and, whilst the Grand National itself was disappointing for bookmakers, the Aintree meeting as a whole provided a reasonable outcome.

Machine gross win improved by 16% helped by the impact of extended evening opening hours and new products.

Interactive

Interactive gross win grew by 5% over the comparative period with a fall in Sportsbook gross win being offset by good growth in online gaming.

The Sportsbook, despite remaining on the current technology platform, showed encouraging growth over the second half of 2007 at the average weekly gross win level.

Internet gaming (encompassing casino, poker, games, bingo and skill games) has shown a good level of growth, benefiting from a strong performance in games and bingo which has offset weaker performances in casino and poker where the competitive environment remains challenging.

Telephone

Telephone gross win fell by 16% as a result of declines in amounts wagered on horserace betting and exceptionally strong gross win margins in 2007. This performance remains in line with management expectations.

Costs

Operating expenses increased in the period due to extended evening opening in the first quarter, the additional costs of Turf TV and the technology upgrade for the online Sportsbook.

The Group reaffirms its underlying cost inflation guidance for 2008 of between 4% and 6% excluding the incremental effects of winter evening opening and Turf TV. However,

the Group anticipates that in the first half cost inflation will be higher for the reasons noted above and because the comparative period expenses were depressed by non-recurring asset disposals.

Material Events, Transactions And Financial Position

There have been no material events, transactions or change in the financial position of the Group since the year end other than as outlined in this statement.

Other developments

The Group is focused on maintaining and developing its strong Retail channel. At this stage of the year it has not seen any evidence of a slow down in consumer spending affecting its business.

In terms of its online business the Group is committed to growing its share of the gaming market and returning its Sportsbook to a competitive position. Critical to achieving this latter objective is the successful introduction of new ORBIS technology. This project is running to plan and to budget.

Internationally the Group is making progress with its joint venture operations in Spain. The joint venture has recently received its licence for Madrid complementing the licence already awarded in the Basque Region. The joint venture is trading from its first outlet in Madrid and aims to secure approximately 130 outlets across both licences by the end of 2008.

Interim Results

The Group will issue its interim financial statements for the 26 weeks ended 1 July 2008 on 31 July 2008.

Enquiries:

Ralph Topping, Chief Executive Officer	Tel: 020 8918 3910
Simon Lane, Group Finance Director	Tel: 020 8918 3910
Fiona Antcliffe/ Deborah Spencer, Brunswick	Tel: 020 7404 5959

Cautionary Statement

This statement contains certain forward-looking statements with respect to the financial condition, results of operations, and businesses of William Hill PLC. These statements and forecasts involve risk, uncertainty and assumptions because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors, which could cause actual results or developments to differ materially from those expressed or implied by these forward-looking statements. These forward-looking statements are made only as at the date of this announcement. Nothing in this announcement should be construed as a profit forecast. Except as required by law, William Hill PLC has no obligation to update the forward-looking statements or to correct any inaccuracies therein.

From: William Hill plc Email Alert [emailalert@hemscottbusiness.co.uk]
Sent: 30 April 2008 14:25
To: Sue Adler
Subject: Hemscott News Alert - William Hill PLC

William Hill PLC - Total Voting Rights

RNS Number:4729T
William Hill PLC
30 April 2008

William Hill PLC

Total Voting Rights

On 30 April 2008 William Hill PLC had 347,332,092 issued ordinary shares of 10p each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the company. William Hill PLC holds 6,386,667 ordinary shares in treasury and the voting rights of these treasury shares are automatically suspended.

Enquiries:

Dennis Read　　Deputy Company Secretary
020 8918 3600

This information is provided by RNS
The company news service from the London Stock Exchange END
TVRZBLFXVZBLBBF

To update your alert preferences, or to unsubscribe, go to
http://www.williamhillplc.co.uk

END